

September 8, 2014

<u>Via E-mail</u>
Lalit Dhadphale
President and Chief Executive Officer
HealthWarehouse.com, Inc.
7107 Industrial Road
Florence, Kentucky 41042

> **Re: HealthWarehouse.com, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on August 29, 2014**
> **File No. 000-13117**

Dear Mr. Dhadphale:

We have limited our review of your preliminary proxy statement to the issue we have addressed in our comment. Please respond to this letter by revising the proxy statement. Where you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

1. In your discussion of Proposal 4, beginning on page 19, you list a variety of purposes for which the additional shares of common stock could be used in the future. When you state that the shares "could be used in the future for various other purposes…" and "these purposes may include…," please specifically state whether you currently have any specific plans, arrangements, obligations, etc. to issue the newly authorized shares for any of these purposes. If you have such plans, arrangements or obligations, please revise your disclosure to provide the material terms thereof.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director